As filed with the Securities and Exchange Commission on January 9, 2012

Registration No. 333-178937

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ATWOOD OCEANICS, INC.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	15832 Park Ten Place Drive Houston, Texas 77084 (281) 749-7800 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	74-1611874 (I.R.S. Employer Identification No.)

Walter A. Baker

Vice President, General Counsel

and Corporate Secretary

Atwood Oceanics, Inc.

15832 Park Ten Place Drive

Houston, Texas 77084

(281) 749-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

J. David Kirkland, Jr. Tull R. Florey Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	J. Michael Chambers Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as detemined in light of market conditions and other factors.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (Registration No. 333-178937; the “Registration Statement”) of Atwood Oceanics, Inc., which was filed with the Securities and Exchange Commission on January 9, 2012, is solely to furnish Exhibit 101 to the Registration Statement, which was omitted from the original filing of the Registration Statement due to printer error. This Amendment No. 1 does not reflect events occurring after the original filing of the Registration Statement, nor modify or update the disclosures therein in any other way. Accordingly, no changes are made to the prospectus constituting Part I of the Registration Statement or to Items 14, 15 and 17 of Part II thereof.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.†

Exhibit No.		Description of Exhibit

4.1	*	Form of Indenture between Atwood and Wells Fargo Bank, National Association relating to the debt securities.

5.1	*	Opinion of Baker Botts L.L.P. as to the legality of the securities.

8.1	*	Opinion of Baker Botts L.L.P. relating to certain tax matters.

12.1	*	Statement of computation of ratio of earnings to fixed charges for each of the years in the five-year period ended September 30, 2011.

23.1	*	Consent of PricewaterhouseCoopers LLP.

23.2	*	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	*	Powers of Attorney.

25.1	*	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee on Form T-1.

101	**	Interactive Data File.

†	The Registrant will file as an exhibit to a Current Report on Form 8-K (i) any underwriting or similar agreement relating to the debt securities, (ii) the instruments setting forth the terms of the debt securities and (iii) any additional required opinions of counsel as to legality of the debt securities and as to certain tax matters relative to debt securities offered hereby.

*	Previously filed.
**	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 9, 2012.

ATWOOD OCEANICS, INC.

By:	/S/ WALTER A. BAKER
Walter A. Baker
Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on January 9, 2012.

* Robert J. Saltiel	President, Chief Executive Officer and Director (Principal Executive Officer)

* Mark L. Mey	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* George S. Dotson	Chairman of the Board

* Deborah A. Beck	Director

* Jack E. Golden	Director

Hans Helmerich	Director

James R. Montague	Director

* Robert J. Saltiel	Director

* Phil D. Wedemeyer	Director

*By:	/S/ WALTER A. BAKER
Walter A. Baker
Attorney-in-fact

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INDEX TO EXHIBITS†

Exhibit No.		Description of Exhibit

4.1	*	Form of Indenture between Atwood and Wells Fargo Bank, National Association relating to the debt securities.

5.1	*	Opinion of Baker Botts L.L.P. as to the legality of the securities.

8.1	*	Opinion of Baker Botts L.L.P. relating to certain tax matters.

12.1	*	Statement of computation of ratio of earnings to fixed charges for each of the years in the five-year period ended September 30, 2011.

23.1	*	Consent of PricewaterhouseCoopers LLP.

23.2	*	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	*	Powers of Attorney.

25.1	*	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee on Form T-1.

101	**	Interactive Data File.

†	The Registrant will file as an exhibit to a Current Report on Form 8-K (i) any underwriting or similar agreement relating to the debt securities, (ii) the instruments setting forth the terms of the debt securities and (iii) any additional required opinions of counsel as to legality of the debt securities and as to certain tax matters relative to debt securities offered hereby.

*	Previously filed.
**	Filed herewith.

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